                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   59163F 10 5
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 1 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,251,070
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,251,070
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,251,070
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.00%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 2 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,251,070
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,251,070
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,251,070
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.00%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 4 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,251,070
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,251,070
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,251,070
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.00%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 5 of 11 Pages
------------------------                                  ----------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   Security and Issuer.
          -------------------

          (a)  Class of  Securities:  Common  Stock,  no par value  (the  "Common
Stock").

          (b)  Issuer: Metro One Telecommunications,  Inc., 11220 Murray Scholls
               Place, Beaverton, Oregon 97007 (the "Issuer").

Item 2.   Identity and Background.
          -----------------------

          (a-c and f) The persons  filing  this  statement  are Everest  Special
Situations Fund L.P. ("Everest"),  a Delaware limited partnership,  Maoz Everest
Fund Management Ltd. ("MEFM"),  an Israeli company, and Elchanan Maoz, a citizen of Israel.  Everest,  MEFM and  Elchanan  Maoz are each  referred to herein as a
"Reporting  Person" and collectively as the "Reporting  Persons".  The principal business  address of  Everest,  MEFM and  Elchanan  Maoz is Platinum  House,  21
Ha'arba'a Street, Tel Aviv 64739 Israel.

          Everest  is  primarily   engaged  in  the  business  of  investing  in
securities.  The principal  business of MEFM is acting as the general partner of
Everest. The name, business address,  present principal occupation or employment and  citizenship of each executive  officer and director of MEFM is set forth on
Exhibit A hereto  which is  incorporated  herein  by  reference.  The  principal occupation of Elchanan Maoz is investing in securities.

          Elchanan  Maoz  is  the  Chairman  of  Everest  and  the   controlling
stockholder, Chairman and Chief Executive Officer of MEFM. Elchanan Maoz is in a
position  to  directly  and  indirectly  determine  the  investment  and  voting decisions made by MEFM, and consequently Everest.

          The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

          (d, e) During the last five years, none of the Reporting Persons,  nor to the best of  their  knowledge,  any  person  listed  on  Exhibit  A, has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or has  been a  party  to a civil  proceeding  of a  judicial  or administrative  body of  competent  jurisdiction  resulting  in its or his being subject to a judgment,  decree or final order enjoining  future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The aggregate purchase price, including commissions,  of the 1,251,070 shares of the Issuer's Common Stock ("Shares") purchased by Everest and reported in this  Schedule 13D is $713,236.34 (including  all brokers'  commissions).  The
Shares reported herein were purchased with Everest's working capital.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 6 of 11 Pages
------------------------                                  ----------------------

Item 4.   Purpose of Transaction.
          ----------------------

          Everest  purchased the Shares for investment  purposes and not for the purpose of controlling the Issuer or effecting control transactions. Everest may at any time  increase or decrease its position in the  securities  of the Issuer through,  among other things,  the purchase of securities on the open market, in private  transactions  or otherwise,  on such terms and at such times as Everest may deem advisable.

          Everest  believes that management of the Issuer should consider taking actions to unlock value for the Issuer's stockholders. Everest intends to review its  investment  in the Issuer on a continuing  basis and engage in  discussions with  management  and the  Board  of  Directors  of the  Issuer  concerning  the business,  operations  and  future  plans of the  Issuer.  Depending  on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities markets and general economic and industry conditions,  Everest may in the future take such actions with respect to its  investment in the Issuer as it deems appropriate including,  without limitation,  seeking Board representation, making  proposals  to the  Issuer  concerning  changes  to  the  capitalization,
ownership  structure  or  operations  of  the  Issuer,   purchasing   additional
securities,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction  with  respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

          The Reporting Persons currently have no plans, proposals or intentions which would result in any actions described in clauses (a) through (j) in Item 4 of the General  Instructions  of Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) On October 31, 2005,  the  Reporting  Persons may be deemed to own beneficially  1,251,070  Shares  which  constitutes  approximately  5.0%  of the
25,014,000  outstanding  shares of the Common  Stock  (based  upon the number of shares that were  reported to be  outstanding  in the Issuer's  Form 8-K for the fiscal  quarter  ended  September  30, 2005 filed with  Securities  and Exchange
Commission  on October 28,  2005).  MEFM, by virtue of its status as the general partner  of  Everest,  may be  deemed to own  beneficially  the  Shares  held by
Everest.  Elchanan Maoz by virtue of his status as a controlling  stockholder of
MEFM,  the general  partner of Everest,  may be deemed to own  beneficially  the
Shares held by Everest.  MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

          (b) By virtue of his  positions  with MEFM and Everest,  Elchanan Maoz has the sole power to vote and dispose of the Shares  reported in this  Schedule
13D.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 7 of 11 Pages
------------------------                                  ----------------------

          (c) Schedule A attached hereto sets forth the transactions effected by
Everest  with  respect to the Common  Stock  during the past sixty days.  Unless otherwise noted, all such transactions were effected in the open market.  Except as reported herein,  no other Reporting  Person effected any  transactions  with respect to the Issuer's Common Stock during the past sixty days.

          (d) To the best of each of the Reporting Persons' knowledge, except as set forth  herein,  no other  person  has the right to  receive  or the power to direct the receipt of  dividends  from,  or the  proceeds  from the sale of, any shares  of  Common  Stock  which  the  Reporting  Persons  may be  deemed to own beneficially.

          (e) Not applicable.

Item 6.   Contracts, Arrangements,  Understandings or Relationships With Respect
          to Securities of the Issuer.
          ----------------------------------------------------------------------

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit A --  Directors  and  Executive  Officers of Maoz Everest Fund
                        Management Ltd.

          Exhibit B --  Joint Filing Agreement dated October 31, 2005.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 8 of 11 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

                     TRANSACTIONS WITHIN THE PAST SIXTY DAYS

                              Everest Transactions
                              --------------------

        Date                        Price                No. of Shares Purchased
        ----                        -----                -----------------------

       9/13/05                      0.7653                       50,000
       9/14/05                      0.7579                       25,000
       9/19/05                      0.7219                       10,400
       9/20/05                      0.6900                       22,000
       9/21/05                      0.6788                        8,300
       9/22/05                      0.6800                       10,000
       9/26/05                      0.7200                       39,600
       9/27/05                      0.7080                       12,600
       9/28/05                      0.7369                       50,000
       9/29/05                      0.7298                       20,000
       10/03/05                     0.7300                       12,500
       10/04/05                     0.7280                       30,000
       10/06/05                     0.6840                       32,828
       10/07/05                     0.7261                       26,804
       10/10/05                     0.7207                       57,775
       10/11/05                     0.7100                      100,000
       10/14/05                     0.6799                       26,300
       10/18/05                     0.6997                        6,200
       10/18/05                     0.6855                        6,504
       10/19/05                     0.7053                       17,600
       10/20/05                     0.5162                      130,000
       10/20/05                     0.4500                       43,508
       10/21/05                     0.4196                      100,000
       10/21/05                     0.4200                      100,000
       10/24/05                     0.4100                       16,551
       10/25/05                     0.4447                       48,500
       10/26/05                     0.4300                       33,500
       10/26/05                     0.4257                      100,000
       10/27/05                     0.4199                        6,800
       10/28/05                     0.4100                        7,800
       10/31/05                     0.4539                      100,000

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 9 of 11 Pages
------------------------                                  ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: October 31, 2005             EVEREST SPECIAL SITUATIONS FUND L.P.

                                    By:    Maoz Everest Fund Management Ltd.,
                                           its General Partner

                                    By:    /s/ Elchanan Maoz
                                           ----------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    MAOZ EVEREST FUND MANAGEMENT LTD.

                                    By:    /s/ Elchanan Maoz
                                           ----------------------
                                    Name:  Elchanan Maoz
                                    Title: Chairman and Chief Executive Officer

                                    /s/ Elchanan Maoz
                                    -----------------------------
                                    ELCHANAN MAOZ

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                    EXHIBIT A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        MAOZ EVEREST FUND MANAGEMENT LTD.

          The  name  and  present  principal  occupation  or  employment  of the directors and executive  officers of Maoz Everest Fund  Management  Ltd. are set forth below.  The business  address of each  director and  executive  officer is
Platinum  House, 21 Ha' arba'a Street,  Tel Aviv 64739 Israel.  All such persons are citizens of Israel.

NAME AND POSITION                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Elchanan Maoz, Chairman and         Chairman and Chief Executive Officer of Maoz
Chief Executive Officer             Everest Fund Management Ltd.

Shlomit Oren, Research Analyst      Research Analyst of Maoz Everest Fund
                                    Management Ltd.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 11 of 11 Pages
------------------------                                  ----------------------

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities  Exchange Act of
1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including  amendments thereto) with respect to the common stock, no par value, of Metro One Telecommunications, Inc.
and further agree that this Joint Filing  Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned,  being duly authorized, have executed this Joint Filing Agreement this 31st day of October 2005.

                                     EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By:    Maoz Everest Fund Management Ltd.,
                                            its General Partner

                                     By:    /s/Elchanan Maoz
                                            ----------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By:    /s/Elchanan Maoz
                                            ----------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/Elchanan Maoz
                                     -----------------------------
                                     ELCHANAN MAOZ